

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 20, 2016

<u>Via E-mail</u>
Michael J. Rugen
Chief Executive Officer
Tengasco, Inc.
6021 S. Syracuse Way, Suite 117
Greenwood Village, CO 80111

      Re: Tengasco, Inc.
              Form 10-K for the Fiscal Year ended December 31, 2015
              Filed March 30, 2016
              File No. 001-15555

Dear Mr. Rugen:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         /s/H. Roger Schwall

                         H. Roger Schwall
                         Assistant Director
                         Office of Natural Resources